

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FILING OF ITS FORM 20-F 2007

(Santiago, Chile, June 27, 2008) –CCU announces that its Form 20-F 2007 has been filed with the SEC. This annual report is available on the Company's web site through the following link:
http://inversionistas.ccu-sa.com/shtml/descargas/27-06-08/20f-2007.pdf
Any shareholder may request a hard copy of the complete document which will be deliver free of charge.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.